Mail Stop 0408

      August 19, 2005


By U.S. Mail and Facsimile to (404) 806-3801

Vance R. Martin
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

Re:	The Money Tree Inc.
	Amendment No. 3 to Registration Statement on Form S-1
      Filed August 8, 2005
	File No. 333-122531

	Amendment No. 3 to Registration Statement on Form S-1
      Filed August 8, 2005
	Form No. 333-122533

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please incorporate all corresponding changes requested below into the Form S-1, file no. 333-122533, as appropriate.

2. We note your response to our prior comment no. 1. However, we continue to believe that in order to fit within the limits of the Xerox no-action letter, the interest rate must change according to a formula. Otherwise, we might view the post-interest-rate-adjustment debentures as a new security.

3. Please include updated interim financial statements as required by
Rule 3-12 of Regulation S-X.

4. Please update your management`s discussion and analysis as a result of the inclusion of these interim financial statements.
Refer
to Item 303(b) of Regulation S-K.

Management`s Discussion and Analysis

Overview, page 18

5. In response to our prior comment no. 3 you state that the inconsistencies between the presentation in your first amendment and that in your second amendment is due to reclassification errors between your direct consumer loans and consumer sales finance contracts categories. This response fails to address the fact that the total volume of loans and contracts made for all three categories combined does not reconcile between the two amendments. In fiscal year ending September 25, 2004 this difference is approximately $5 million. Please explain to us the reasons for the change in this disclosure.

6. In response to our prior comment no. 5 you revised the lead-in paragraph on page 20 to state that refinancings represent the amount of the pay off of loans refinanced and, along with collections, reflect cash receipts in the form of repayments made on your loans.
It is unclear from this revised disclosure whether the entire amount of refinancings should be included in your Consolidated Statements of
Cash Flows. Please provide us with a hypothetical journal entry depicting a receivable that is refinanced with a portion of the proceeds being advanced to the customer. In doing so, please explain where the individual debits and credits of the journal entry would be reflected in your Consolidated Statements of Cash Flows.

7. We note your revised disclosure in response to our prior comment no. 6. Please revise to further explain rebates / other adjustments.
In doing so, please provide an enhanced discussion of rebates of interest as they relate to the Rule of 78`s. Alternatively, reference the reader to page F-9 so the reader can better understand the nature of these rebates. In addition, please tell us how the loans refinanced portion of the other adjustments differs from the separate line item of your reconciliation labeled refinancings.



Analysis of Allowance for Credit Losses, page 24

8. Your response to our prior comment no. 7 indicates that you do not recover any portion of Consumer Sales Finance Contracts or Motor Vehicle Sales Contracts. On page 7 you state that you continually monitor the delinquency status of your finance receivables and promptly institute collection efforts. Please revise your disclosure on page 25 and your Summary of Significant Accounting Policies on page F-8 to explain your process for collecting delinquent amounts related to these receivables.

9. Your revised disclosure in response to our prior comment no. 8 focuses on the termination of the relationship with your former non-file insurance carrier and the discovery that more of your contracts deemed uncollectible are eligible for recovery. We are unclear how this explains the significant increase in charge-offs. Please revise to describe the changes in asset quality and other underlying reasons for the significant changes in charge-off experience for each year presented.

Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies - Finance
Receivables, page F-8

10. Your revised disclosure in response to our prior comment no.
14
focuses on underwriting guidelines as a key component in determining whether a refinancing should be treated as a new loan. Please revise to address whether the terms of the new loan resulting from the refinancing are at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks who are not refinancing. Also address the comparison of the effective yield between refinancings treated as new loans and loans to other customers with similar collection risks who are not refinancing. Refer to paragraphs 12-13 of SFAS 91.

Note 2 - Summary of Significant Accounting Policies - Non-file insurance, page F-12

11. Your response to our prior comment no. 7 states that you only file non-file insurance claims relating to direct consumer loans. Please revise your footnote as well as other relevant sections of your Form S-1 to indicate how non-file insurance relates to each type of finance receivable.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Joyce Sweeney, Accounting Branch Chief at (202) 551-
3449
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Gregory Dundas at (202) 551-
3436
or me at (202) 551-3698 with any other questions.

								Sincerely,



Mark Webb
Legal Branch Chief

cc:	Michael K. Rafter, Esq.
	Schiff Hardin LLP
	1230 Peachtree Street, 18th  Floor
	Atlanta, Georgia 30309

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Vance R. Martin
The Money Tree
August 19, 2005
Page 4